SCHEDULE A
Transactions in the Securities of the Issuer in the Last 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)[1]	Date of Purchase / Sale

STAR EQUITY FUND, LP

6,426	$2.91	12/18/2025
2,649	$2.96	12/19/2025
509	$2.96	12/22/2025
304	$2.96	12/23/2025
5,012	$3.06	12/26/2025
20,000	$2.99	12/29/2025

JEFFREY E. EBERWEIN

33,868	$2.99	12/29/2025
49,651	$2.96	12/30/2025
7,896	$3.07	12/31/2025
9,285	$3.11	1/2/2026
1,100	$3.19	1/6/2026
18,200	$3.36	1/14/2026
7,336	$3.31	1/15/2026
12,664	$3.30	1/16/2026
10,000	$3.20	1/20/2026
9,900	$3.31	1/21/2026
15,100	$3.29	1/23/2026
25,000	$3.43	1/27/2026

1 The prices reported in this column are weighted average prices. The Reporting Person undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased (or sold) at each separate price such shares were purchased.